Exhibit 4
Following is a schedule of sales of the Issuer’s Class A Common Stock by the Reporting Persons since the filing of Amendment No. 1 to this Schedule 13D. All of these sales, other than the sale of the 265,000 shares on January 24, 2011, were open market transactions on the NASDAQ Global Market. The sale of 265,000 shares on January 24, 2011 was a privately-arranged transaction.

Date of Sale	Number of Shares Sold	Share Price
1/19/2011	24,358	$2.717
1/20/2011	5,769	$2.755
1/21/2011	12,946	$2.759
1/24/2011	15,396	$2.830
1/24/2011	265,000	$2.840